FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

FEDERATIVE

REPUBLIC OF BRAZIL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2009

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Mauro Luiz Iecker Vieira

Ambassador of Brazil

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

The sole purpose of this Amendment is to file with the Commission (i) the recent developments in the Republic as of September 14, 2010, included as Exhibit E hereof, and (ii) the legal opinions included as Exhibits F and G hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Procuradoria–Geral da Fazenda Nacional) in connection with any issue of securities under the Registration Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil on the 21st day of September, 2010.

FEDERATIVE REPUBLIC OF BRAZIL

By:	/S/ SÔNIA DE ALMENDRA FREITAS PORTELLA NUNES
Sônia de Almendra Freitas Portella Nunes
Attorney of the National Treasury

EXHIBIT INDEX

Exhibit No.	Page No.

A: None

B: None

*C: Copy of the 2010 Annual Budget of the Republic (in Portuguese)—filed by paper filing under cover of Form SE

*D: Current Description of the Republic

E: Recent Developments in the Republic as of September 14, 2010

F: Opinion dated September 21, 2010 of Arnold & Porter LLP relating to U.S.$550,000,000 aggregate principal amount of 5.625% Global Bonds due 2041

G: Opinion dated September 21, 2010 of the Deputy Attorney General of the National Treasury of the Republic relating to U.S.$550,000,000 aggregate principal amount of 5.625% Global Bonds due 2041

*	Previously filed.